UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 4)

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company)
QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Person Filing Statement)

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number of Class of Securities)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, address and telephone number of person authorized toreceive notices and communications on behalf of the person filingstatement)

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 Solicitation/Recommendation Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (the “Company”) amends the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 14, 2008, as amended by Amendment No. 1 thereto filed with the Commission on January 28, 2008, by Amendment No. 2 filed with the Commission on January 29, 2008 and by Amendment No. 3 filed with the Commission on January 31, 2008 (the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Campanhia de Bebidas das Américas -- AmBev, a Brazilian corporation (“AmBev” or “Offeror”), to purchase any and all outstanding Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa, that are not owned by AmBev or its affiliates at a purchase price of $4.125 per Class A share or $41.25 per Class B share and $82.50 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in Offeror’s offer to purchase, dated December 28, 2007 (the “Offer to Purchase”), and the related letters of transmittal (which, as amended or supplemented from time to time, constitute the “Offer”).

ITEM 8.  ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

The Offer expired at 5:00 p.m., New York City time, on Monday, February 11, 2008.  AmBev has informed the Company that it has accepted for purchase the 3,136,001 Class A shares and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn in the Offer.  AmBev has announced that the settlement of the offer will occur on February 15, 2008, and that upon settlement of the Offer, AmBev’s voting interest in Quinsa will be 99.56% and its economic interest will be 99.26%.  On February 12, 2008 the Company and Ambev issued press releases announcing the expiration and results of the Offer.  The full text of the Company’s press release is attached hereto as Exhibit (a)(5)(iv).

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit attached hereto:

EXHIBIT NO.	DESCRIPTION

(a)(5)(iv)	Press Release of the Company dated February 12, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Miguel Gomez Eiriz
Name: Miguel Gomez Eiriz
Title: Chief Financial Officer

Dated: February 12, 2008